May 21, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Amarillo Biosciences, Inc.
Registration Statement on Form S-1
Filed April 24, 2008 (File No. 333-150421)

Ladies and Gentlemen:

On behalf of Amarillo Biosciences, Inc. (“Amarillo” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of May 7, 2008.

SEC Comment

General

1.  We note that the Securities Purchase Agreement, as amended, contemplated the possibility of a “Second Closing” on or before March 15, 2008. Supplementally, please confirm that no additional securities were sold in connection with the “Second Closing” or, if any securities were sold in such closing, please revise your disclosure in your prospectus to describe the terms of that subsequent sale.

Response:

The Company confirms that no additional securities were sold in connection with the “Second Closing” contemplated in the amendment to the securities purchase agreement.

2.  You state that Commonwealth Associates, LP is a broker-dealer. Supplementally, tell us the material terms of the transactions that culminated in Commonwealth owning the shares it is offering, including when the shares were purchased, the price and type of consideration Commonwealth paid for the shares, and exemptions from registration upon which you relied when you issued the shares.

Response:
The registration statement covers 1,000,000 shares underlying options issued to Commonwealth on July 18, 2007. The options vested immediately upon issuance, have an exercise price of $0.20 per share, subject to adjustment in the event of stock splits, stock dividends, and similar transactions, and have a term of one year from the date of issuance. Commonwealth received piggyback registration rights with respect to the shares underlying the options. The options were issued as consideration for consulting services in the area of general financial consulting and capital formation, for the period from July 2007 to July 2008, as an alternative to Commonwealth’s regular cash fee of $20,000 per month, pursuant to a consulting agreement between the Company and Commonwealth. The issuance of the options was made in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering. Copies of the consulting agreement and stock option agreement evidencing the options are filed as exhibits to the registration statement.

Dollar Value of underlying securities

3.  Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible preferred stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred stock).

Response:

The registration statement has been revised to disclose the total dollar value of the securities underlying the convertible preferred stock that have been registered for resale in accordance with the Staff’s comment. Please see page 3.

Payments to the investors and affiliates

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of the convertible preferred stock in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible preferred stock.

Response:

The registration statement has been revised to include tables summarizing the total amounts due to each selling shareholder or affiliate or a selling shareholder and any person with whom the selling shareholders have a contractual relationship in relation to the transaction. Because the convertible preferred stock will accrue dividends in perpetuity until the preferred stock is converted or redeemed, and there is no assurance the convertible preferred stock will be converted or redeemed at any time, the registration statement includes three different tables assuming alternative time frames in which the preferred stock will remain outstanding, with appropriate footnote disclosure. In addition, in its revised disclosure, the Company has included the total payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible preferred stock, and a table summarizing the net proceeds to the issuer from the sale of the convertible preferred stock. Please see page 3.

Potential profits on conversion

5.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately:

•  the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

• the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:

• if the conversion .price per share is set at a fixed price, use the price per share established by the convertible preferred stock; and

• if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;

• the total possible shares underlying the convertible preferred stock (assuming no interest payments and complete conversion throughout the term of the convertible preferred stock);

• the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

• the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholders may receive; and

• the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

If there are provisions in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response: The Company has revised its disclosures to include a table which demonstrates the total potential gain or loss to the selling shareholders as of the date of the sale of the convertible preferred stock in accordance with the Staff’s comment. Please see page 8.

Total potential profit from other securities

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•    the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

                            • market price per share of the underlying securities on the date of the sale of that other security;

•  the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

                            • if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

• if the conversion/exercise price per share is not set at a fixed price and instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

• the total possible shares to be received under the particular securities
(assuming complete conversion/exercise);

•  the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•  the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•  the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: The only other securities underlying any other warrants, options, notes, or other securities of the issuer held by the selling shareholders or any affiliates of the selling shareholders are the shares of common stock underlying the Series A warrants issued to Firebird Global Master Fund Ltd. and MidSouth Capital Markets Group, Inc., and the shares of common stock underlying the warrants issued to Commonwealth Associates, LP, Teel Bivins, and Marks Value Partners LLC. The Company has revised its disclosure to include tables which demonstrates the total potential gain or loss to the selling shareholders as a result of any conversion discounts for the shares underlying the warrants in accordance with the Staff’s comment. Please see page 8.

Comparison of issuer proceeds to potential investor profit

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•    the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

•    all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 4;

•    the resulting net proceeds to the issuer; and

•    the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 5 and 6.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage -of the total amount of all possible payments as disclosed in response to comment 4 and the total possible discount to the market price of the shares underlying the convertible preferred stock as disclosed in response to comment 5 divided by the net proceeds to the issuer from the sale of the convertible preferred stock, as well as the amount of that resulting percentage averaged over the term of the convertible preferred stock.

Response: The registration statement has been revised to include a table summarizing the information requested by the Staff. Please see page 10.

Prior transactions between the issuer and the selling shareholders

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;
•	the number of shares of the class of the securities subject to the transaction that were outstanding prior to the transaction;
•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

The registration statement has been revised to nclude a table summarizing the information requested by the Staff. Please see page 12.

Comparison of registered shares to outstanding shares

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•
the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

The registration statement has been revised to include a table summarizing the information requested by the Staff. Please see page 14.

The issuer’s intention and ability to make all convertible preferred stock payments

10. Please tell us, with a view toward disclosure in the prospectus, whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities.

Response:

The Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities. The registration statement has been revised to include this disclosure in accordance with the Staff’s comment. Please see page 12.

Relationships between the issuer and the selling shareholders

11. Please provide us, with a view toward disclosure in the prospectus, with:
•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessor of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessor of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: The Company has revised its disclosure to include the information and agreements requested by the Staff, to the extent such information and agreements were not already included.

Very Truly Yours,

Jeff Cahlon